Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 14, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

“Allotment of Shares

On 11 June 2004 Gallaher Group Plc issued 11,542 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company's Savings Related Share Option Schemes. The shares were allotted at the following prices:

8,317 shares at £2.97

2,572 shares at £3.67

372 shares at £4.43

281 shares at £5.59

The total number of Gallaher Group Plc shares in issue now stands at:

653,821,709 shares.

Directors' Shareholdings under Dividend Reinvestment Plan

Gallaher Group Plc also announces that John Gildersleeve (Chairman) participates in the Company's Dividend Reinvestment Plan and has notified the Company that he has a beneficial interest in a further 3 shares, acquired at a price of £6.726716 per share under this Plan. Mr Gildersleeve now has an interest in a total of 26,581 shares in the Company.

Sir Graham Hearne (Deputy Chairman) also participates in the Company's Dividend Reinvestment Plan and has notified the Company that he has a beneficial interest in a further 164 shares, acquired at a price of £6.726716 per share under this Plan. Sir Graham now has an interest in a total of 5,716 shares in the Company.”

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: June 14, 2004	Title:	Deputy Company Secretary